APTERA MOTORS CORP.

FINANCIAL STATEMENTS
(UNAUDITED)

July 31, 2019

Together with
Independent Accountants' Review Report

Aptera Motors Corp.
Index to Financial Statements
(unaudited)



Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Stockholders
Aptera Motors Corp.
San Diego, California

We have reviewed the accompanying financial statements of Aptera Motors Corp. (the "Company"), a Delaware Corporation which comprise the balance sheet as of July 31, 2019 and the related statements of operations, stockholders' equity and cash flows for the period from March 4, 2019 ("Inception") to July 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbb*mckennon*
San Diego, California
August 20, 2019

20321 SW Birch Street, Suite 200   Newport Beach, California 92660-1756   *P:* 949.200.3280   *F:* 949.200.3281   www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

APTERA MOTORS CORP.
BALANCE SHEET
(unaudited)

	July 31, 2019
Assets	
Current assets:	
Cash	$ 55,368
Total current assets	55,368
Property and equipment, net	6,834
Total assets	$ 62,202
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable	$ -
Total liabilities	-
Commitments and contingencies (Note 3)	-
Stockholders' Equity:	
Class A Common Stock, $0.0001 par value, 2,500,000 shares authorized, 1,500,000 shares issued and outstanding	150
Class B Common Stock, $0.0001 par value, 2,500,000 shares authorized, 0 shares issued and outstanding	-
Additional paid-in capital	199,950
Subscription receivable	(100,000)
Accumulated deficit	(37,898)
Total stockholders' equity	62,202
Total liabilities and stockholders' equity	$ 62,202

See accompanying independent accountants' review report and notes to the financial statements

APTERA MOTORS CORP.
STATEMENT OF OPERATIONS
(unaudited)

	Period from March 4, 2019 ("Inception") to July 31, 2019
Revenues	$ -
Cost of revenues	-
Gross profit	-
Operating Expenses -	
General and administrative	8,878
Research and development	29,020
Total operating expenses	37,898
Net loss	$ (37,898)

See accompanying independent accountants' review report and notes to the financial statements

APTERA MOTORS CORP.
STATEMENT OF STOCKHOLDERS' EQUITY
(unaudited)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Stockholders' Equity
	Shares	Amount	Shares	Amount				
March 4, 2019 ("Inception")	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of Founder shares	1,000,000	100	-	-	-	-	-	100
Sale of common stock	500,000	50	-	-	199,950	(100,000)	-	100,000
Net loss	-	-	-	-	-	-	(37,898)	(37,898)
July 31, 2019	1,500,000	$ 150	-	$ -	$ 199,950	$ (100,000)	$ (37,898)	$ 62,202

See accompanying independent accountants' review report and notes to the financial statements

APTERA MOTORS CORP.
STATEMENT OF CASH FLOWS
(unaudited)

	Period from March 4, 2019 ("Inception") to July 31, 2019
Cash Flows from Operating Activities	
Net loss	$ (37,898)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	116
Changes in operating assets and liabilities:	
Accounts payable	-
Net cash used in operating activities	(37,782)
Cash Flows from Investing Activities	
Purchase of property and equipment	(6,950)
Net cash used in investing activities	(6,950)
Cash Flows from Financing activities	
Proceeds from founders' shares	100
Proceeds from sale of common stock	100,000
Net cash provided by financing activities	100,100
Increase in cash and cash equivalents	55,368
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 55,368
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -
Non cash investing and financing activities:	
Subscription receivable	$ 100,000

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – ORGANIZATION AND BUSINESS

Aptera Motors Corp. was incorporated on March 4, 2019 ("Inception") in the State of Delaware. The financial statements of Aptera Motors Corp. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California

The Company is developing an electric vehicle focused on efficiency. We intend to begin marketing this vehicle, collecting pre-orders for its sale, and to enter into the manufacture of this vehicle in the second half of 2020.

Risks and Uncertainties
The Company has only recently been formed, hasn't commenced operations and has no revenue from operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: Our limited operating history, changes in our small management and development team, the capital-intensive nature of vehicle manufacturing, barriers to market entry, competing technologies, regulatory conditions, volatility in demand, and debt issues. These adverse conditions could affect the Company's financial condition and the results of its operations.

Going Concern and Management's Plans
We will rely on advances from our founders and other financings to operate in the Company's early stages. The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of July 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of the assets.

Revenue Recognition
The Company expects to recognize revenues upon shipment of vehicles when (a) persuasive evidence that an agreement exists; (b) the assets have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. To date we have not generated any revenues.

Income Taxes
The Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has elected a year end of December 31 and has yet to file any tax filings. The Company currently is not under examination by any tax authority.

See accompanying independent accountants' review report

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Class A Common Stock
We have authorized the issuance of 2,500,000 shares of our Class A common stock with $0.0001 par value. At inception, the Company issued 1,000,000 shares of Class A common stock to its founders for $100. These shares have one vote for each Class A share held.

We sold 500,000 shares of our Class A common stock at a price of $0.40 per share for a total of $200,000. During the period ended July 31, 2019, we received $100,000 from this investor. $100,000 is included as a subscription receivable on the balance sheet as of July 31, 2019.

Class B Common Stock
We have authorized the issuance of 2,500,000 shares of our Class B common stock with $0.0001 par value. These shares do not have voting rights.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after July 31, 2019, through the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

See accompanying independent accountants' review report